[Letterhead of Sutherland Asbill & Brennan LLP]
March __, 2011
VIA EDGAR
Mr. Dominic Minore
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Fifth Street Finance Corp.
Post-Effective Amendment No. 3 to Registration Statement on
Form N-2 filed on December 10, 2010 (File No. 333-166012) (the
“Registration Statement”)
Dear Mr. Minore:
          On behalf of Fifth Street Finance Corp. (the “Company”), set forth below are the Company’s responses to oral comments issued by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “SEC”) to the Company regarding the Registration Statement. The Staff’s comments are set forth below and are followed by the Company’s responses.
Comment:
          1. Please confirm that the Company will treat its debt and equity investments in securitization vehicles that hold investment securities, such as collateral loan obligation funds, as “bad” assets for purposes of Section 55(a) of the Investment Company Act of 1940 (the “1940 Act”) irrespective of whether any such securitization vehicle is excepted from the definition of “investment company” within the meaning of Section 3(a) of the 1940 Act under Section 3(c)(1) or 3(c)(7) of, or Rule 3a-7 under, the 1940 Act.
          Response: The Company confirms that it will treat any portfolio company investment in a securitization vehicle as a “bad” asset for purposes of Section 55(a) of the 1940 Act, including if such securitization vehicle is excepted from the definition of an “investment company” under Section 3(c)(1) or 3(c)(7) of, or Rule 3a-7 under, the 1940 Act.
          To the extent that any securitization vehicle is consolidated with the accounts of the Company in accordance with applicable accounting standards and, as a result, not treated as a portfolio company investment for accounting purposes, the Company will “look-through” the securitization vehicle to the underlying assets thereof to determine whether each such underlying asset is a “good” or “bad” asset for purposes of Section 55(a) of the 1940 Act. Importantly, this

Mr. Dominic Minore
March __, 2011

“look-through” approach is consistent with (i) a no-action letter position taken by the Staff and (ii) a recent conversation we had with certain members of the Staff regarding the same on behalf of a business development company client other than the Company.1
Comment:
          2. We note disclosure in the Registration Statement regarding the Wells Fargo facility. Please confirm that no capital gains incentive fee is paid or otherwise triggered when the Company sells loans assets to the Company’s wholly-owned, limited purpose financing subsidiary, Fifth Street Funding, LLC (“Fifth Street Funding”), in accordance with the Wells Fargo facility and related documentation.
          Response: The Company confirms that no capital gains incentive fee is earned by or paid to its external investment adviser (or otherwise triggered) in connection with any sale by it of loan assets to Fifth Street Funding in accordance with the Wells Fargo facility and related documentation, including the Purchase and Sale Agreement described in the Registration Statement.
Comment:
          3. Please explain why the arrangement pursuant to which the external investment adviser to the Company receives management and incentive fees with respect to the investments held by Fifth Street Funding is consistent with Sections 15 and 57 of the 1940 Act.
          Response: Fifth Street Funding is a wholly owned, limited purpose financing subsidiary of the Company. Fifth Street Funding was formed by the Company for the sole purpose of providing a bankruptcy remote entity to hold collateral for the Company’s financings. Utilization of the separate, bankruptcy remote entity Fifth Street Funding was and is a prerequisite for the Company to obtain financing under the Wells Fargo facility. As an on-balance sheet subsidiary, the operations of Fifth Street Funding are consolidated for accounting purposes with those of the Company. Thus, for purposes of the narrative and financial information provided to investors, Fifth Street Funding, as an entity, is effectively irrelevant, and its assets, for all intents and purposes, are the assets of the Company.
          In order to finance loans through Fifth Street Funding, the Company causes Fifth Street Funding to borrow under the Wells Fargo facility and to use the proceeds of such borrowings to fund third party loans made by the Company. The debt issued by Fifth Street Funding under the Wells Fargo facility is secured by all of the loans funded thereunder. All decisions relating to the funding of such loans are made by the Company’s external investment adviser on behalf of the Company. Moreover, the Company owns 100% of the outstanding capital stock of Fifth Street Funding and substantially all of the executive officers of Fifth Street Funding are comprised of executive officers of the Company. Fifth Street Funding has no other employees. Finally, even though such loans are held by Fifth Street Funding, the Company, through its external investment adviser, services such loans.

[1]	See NGP Capital Resources Company No-Action Letter (dated December 28, 2007).

Mr. Dominic Minore
March __, 2011

          Given that Fifth Street Funding is in effect the Company and that the investments held by Fifth Street Funding are consolidated with those of the Company for accounting purposes, we do not believe that the provisions and policies underlying the proscriptive affiliated transaction prohibitions contained in Section 57 of the 1940 Act and the concerns raised in Section 15 of the 1940 Act are implicated in the structure.
Comment:
          4. Please advise us whether the Company currently intends on sponsoring or otherwise acquiring a debt or equity interest in a securitization vehicle in the next 12 months. We may have further comments depending on the Company’s response to this comment.
          Response: The Company is currently considering a number of structures relating to securitization vehicles that are prevalent in the business development company industry, including an investment in a non-consolidated asset manager which, in turn, may sponsor one or more securitization vehicles. Any such structure would be designed to ensure compliance with the 1940 Act and existing Staff positions relating thereto.
Comment:
          5. We note disclosure in the Registration Statement that “[i]n the future, [the Company] may also securitize a portion of [its] investments in first- and second-lien senior loans or unsecured debt or other assets.” We also note risk factor disclosure regarding the same on page 19 of the Registration Statement. Please ensure that this risk factor adequately discloses all pertinent risks associated with the Company’s future securitization of its investments. In addition, please consider whether the risks associated therewith merit a separate risk factor discussion regarding the same.
          Response: The Company has reviewed the risk factor disclosure noted in the Staff’s comment and believes that such disclosure adequately discloses all pertinent risks associated with the Company’s potential future securitization of its investments and does not merit separate risk factor disclosure at this time.
*                    *                    *
          If you have any questions or additional comments concerning the foregoing, please contact the undersigned at (202) 383-0805, or Steven B. Boehm at (202) 383-0176.
Sincerely,

Harry S. Pangas